Exhibit 99.1

WEBUY GLOBAL LTD. Partners with WITSTAR Group to Expand into Cross-Border Education Market Collaboration Opens New Growth Channel Connecting Malaysia–China Education and Cultural Exchange

Singapore, November 10, 2025 – WEBUY GLOBAL LTD. (Nasdaq: WBUY), a fast-growing Southeast Asian e-commerce and lifestyle technology company, announced that its subsidiary, Webuy Advisory Pte. Ltd., has entered into a collaboration agreement with WITSTAR Group (“WITSTAR”) to jointly design and promote cross-border education-related and cultural exchange programs between China and Malaysia.

The agreement outlines cooperation in areas such as study-tour programs, cultural exchange activities, marketing support, and related service initiatives, with each party contributing resources in accordance with their respective roles. WITSTAR will provide education-related content, program development, and operational execution, while Webuy will support through its platform capabilities, community network, and promotional channels.

The signing ceremony, held on November 7 in Kuala Lumpur, was attended by education and industry leaders, marking Webuy’s potential strategic expansion beyond its core e-commerce and travel businesses.

“We look forward to working with WITSTAR to support the development of cross-border cultural and educational initiatives,” said Vincent Xue Bin, CEO of Webuy Global Ltd. “By combining our digital expertise with WITSTAR’s education network, we are building an innovative bridge between China and Malaysia, connecting education, travel, and culture under one ecosystem. This collaboration aligns with our ongoing efforts to broaden the types of services and experiences offered through the Webuy platform.”

Zheng Xiaowen, President of WITSTAR Group, commented, “Our cooperation with Webuy will help facilitate cultural understanding and provide additional opportunities for program participants interested in Malaysia-China educational exchange while deepening bilateral cultural understanding.”

The partnership reflects Webuy’s commitment to diversifying its revenue base and strengthening its cross-border presence across high-value lifestyle sectors, reinforcing its position as one of Southeast Asia’s emerging digital platforms with a focus on sustainable growth.

About WEBUY GLOBAL LTD.

WEBUY GLOBAL LTD. (Nasdaq: WBUY) is a technology-driven company transforming community e-commerce and lifestyle services across Southeast Asia. The Company is committed to building an integrated platform that connects consumers with quality products, experiences, and opportunities across borders.

For more information, visit www.webuy.global.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those projected due to various factors, including operational execution, market dynamics, and regulatory requirements. Webuy Global Ltd. undertakes no obligation to update any forward-looking statements, except as required by law.

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